Exhibit 99.15

GTG COVID-19 Risk Test launch update

Melbourne, Australia, 9 April 2021: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company”, “GTG”), a diversified Genomics and AI driven preventative health business provides an update to the market on the progress of the US commercial availability of the Company’s COVID-19 Serious Disease Risk (‘COVID-19 Risk Test”) via US Based Infinity BiologiX LLC (‘IBX’), (ref: ASX Announcement 3 March 2021).

Genetic Technologies advises that the Company has completed all validation and data-based analysis for the COVID-19 Risk Test. IBX, our US based distribution partner is currently completing the technical interface with their telehealth partner for the commercial availability of the COVID-19 Risk Test across the United States.

The technical interface is a requirement for the submission to Centres for Medicare and Medicaid Services (‘CMS’), with submission required prior to the commercial release of the COVID-19 Risk Test by IBX.

Further updates will be provided in due course.

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Authorised by the Board of Genetic Technologies

Genetic Technologies Limited	60-66 Hanover Street
www.gtglabs.com	Fitzroy Victoria 3065
info@gtglabs.com	Australia
ABN 17 009 212 328	+61 3 8412 7000

Investor Relations (AUS)	Investor Relations and Media (US)
Stephanie Ottens	Dave Gentry
Market Eye	1 800 RED CHIP (733 2447)
M: +61 434 405 400	Cell: 407 491 4498
E: stephanie.ottens@marketeye.com.au	E: dave@redchip.com

About Genetic Technologies Limited

Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company. GTG offers cancer predictive testing and assessment tools to help physicians proactively manage patient health. The Company’s lead products GeneType for Breast Cancer for non-hereditary breast cancer and GeneType for Colorectal Cancer are clinically validated risk assessment tests and are first in class. Genetic Technologies is developing a pipeline of risk assessment products.

For more information, please visit www.gtglabs.com

About Infinity BiologiX:

Infinity BiologiX (IBX) is a market-disrupting next-generation central laboratory supporting academia, government, and industry. IBX provides global sample collection, processing, storage, and analytical services integrated with scientific and technical support in both the research and clinical arenas. As a leader in biomaterials, IBX provides support to the development of diagnostics, therapeutics, and research in the genomics, precision, and regenerative medicine arenas. IBX previously operated as RUCDR Infinite Biologics before spinning off from Rutgers University-New Brunswick in August 2020

For more information, visit www.ibx.bio

Genetic Technologies Limited	60-66 Hanover Street
www.gtglabs.com	Fitzroy Victoria 3065
info@gtglabs.com	Australia
ABN 17 009 212 328	+61 3 8412 7000